TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SECOND QUARTER 2010 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 5, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six month periods ended June 30, 2010. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil.

HIGHLIGHTS

  Second quarter production 9,206 Bopd (Egypt 6,631 Bopd, Yemen 2,575 Bopd);

  Second quarter funds flow of $17.0 million ($0.25/share), a 21% increase over second quarter 2009;

  Second quarter net income of $9.4 million ($0.14/share), compared to a $4.4 million loss in the second quarter 2009;

  Drilled eight wells in second quarter resulting in seven oil wells (five at West Gharib, one at East Ghazalat and one at Block S-1);

  Expanded fracture stimulation program at Arta, first multi-staged horizontal frac in Egypt and 2 additional vertical fracs during the second quarter;

  Expanded the Nukhul play at West Gharib with multiple fields to delineate and develop with fracture stimulations (Arta, Hoshia, North Hoshia, East Arta, South Rahmi);

  New pool Nukhul oil discovery at East Arta #4;

  Entered into a new five-year $100.0 million Borrowing Base Facility; and

  Increased the capital budget for 2010 from $63.0 million to $71.0 million, which represents a 100% increase over 2009 and is powered by new production, higher realized oil prices and the continued success in Egypt.

Corporate Summary

The West Gharib project area of Arab Republic of Egypt (“Egypt”) continues to be a star performer in the Company’s portfolio and is expected to remain the focus for continued production and reserves growth. The Company continued its development of the Arta field during the second quarter of 2010, with one horizontal and two vertical wells frac’d. The Nukhul Formation play in the northern portion of the West Gharib concession has expanded to six structures that have tested oil. There are several other structural closures that will be tested over the next 12 months. The focus of drilling in West Gharib for 2010 will be to define the size of these discoveries. Full development of the fields is expected to continue through 2011 and 2012.

In the Western Desert area, the follow-up well in the Safwa field was positive and up to three additional wells are planned for the remainder of the year. In the Nuqra Block in Egypt, the Company has firmed up its drilling plans and anticipates it will drill two exploratory wells in the latter part of 2010. The drilling program in the Republic of Yemen (“Yemen”) was restarted in the second quarter with one development well on production in early July. 2010 is expected to be most active drilling year in the Company’s history.

A conference call to discuss TransGlobe’s second quarter results presented in this report will be held on Thursday, August 5, 2010 at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time) and is accessible to all interested parties by dialing (416) 340-8018 or toll-free 1-866-223-7781 (see also TransGlobe’s news release dated July 29, 2010). Online, the web cast may be accessed at http://events.digitalmedia.telus.com/transglobe/080510/index.php.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2010	2009	% Change	2010	2009	% Change
Oil revenue	61,540	42,557	45	123,191	70,936	74
Oil revenue, net of royalties and other	35,638	26,462	35	73,042	45,522	60
Derivative gain (loss) on commodity contracts	311	(3,481)	109	289	(3,681)	108
Operating expense	6,247	5,201	20	12,034	10,407	16
General and administrative expense	3,034	2,363	28	6,419	4,869	32
Depletion, depreciation and accretion expense	7,338	14,415	(49)	14,681	26,432	(44)
Income taxes	9,214	5,631	64	17,834	8,805	103
Funds flow from operations*	17,027	14,117	21	36,100	22,758	59
Basic per share	0.26	0.22		0.55	0.36
Diluted per share	0.25	0.22		0.54	0.36
Net income (loss)	9,438	(4,361)	316	21,036	(9,315)	326
Basic per share	0.14	(0.07)		0.32	(0.15)
Diluted per share	0.14	(0.07)		0.31	(0.15)
Capital expenditures	14,486	8,480	71	27,933	17,406	61
Long-term debt, including current portion	49,977	52,551	(5)	49,977	52,551	(5)
Common shares outstanding
Basic (weighted-average)	66,031	65,328	1	65,733	63,529	3
Diluted (weighted-average)	68,522	65,328	5	67,880	63,529	7
Total assets	263,345	229,658	15	263,345	229,658	15
* Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes (Bopd)	9,206	9,619	(4)	9,449	9,206	3
Average price ($ per Bbl)	73.46	48.62	51	72.03	42.57	69
Operating expense ($ per Boe)	7.46	5.94	26	7.04	6.25	13

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Drilling
Five oil wells were drilled during the second quarter at Hana #22, Arta #13, Arta #14, East Arta #2 and Hana West #9. Subsequent to quarter-end, East Arta #3 and Hana #23 were drilled and cased as potential oil wells.

The Hana #22 well was drilled at the south end of the Hana field (offset to Hana #20) to a total depth of 5,503 feet. The well was placed on production as a Kareem oil well at an initial rate of 150 Bopd in mid-April.

The Arta #13 well was drilled as a western extension to the Arta Nukhul pool. The well was initially completed as a 10-15 Bopd Nukhul oil well. The Arta #13 well was fracture stimulated (“frac’d”) as part of the June frac program at Arta and was producing approximately 120 Bopd in late July.

The Arta #14 well was drilled, cased and completed as a producing Nukhul oil well, extending the Arta pool to the southeast. The well was frac’d in late July and is producing at an initial rate of 600 Bopd.

The East Arta #2 well was drilled as a down dip eastern extension to the Arta Nukhul pool. The well encountered oil in the Nukhul formation approximately 1,000 feet structurally lower than Arta #13 and was cased as a Nukhul oil well. In addition to extending the pool to the east, the well encountered a thicker Nukhul including a new oil pool in the lower Nukhul sand. The well was completed in the lower Nukhul and placed on initial production at 120 Bopd prior to stimulation. The planned frac in the upper Nukhul has been deferred due to the encouraging performance of the un-stimulated lower Nukhul which is currently producing 85 Bopd.

Based on preliminary in-house deterministic volumetric estimates, the Petroleum Initially in Place (“PIIP”) for the Arta pool has increased from 28 million barrels (“MMBbl”) to 36 MMBbl. Additional drilling to the east and north will be required to determine the extent of the pool.

A second drilling rig was contracted initially to focus on exploration/appraisal projects in the southern development leases (Hana, Hoshia, West Hoshia and Fadl) which are typically deeper tests. The first well with the new rig, Hana West #9, was drilled to a total depth of 6,910 feet and cased as dual zone oil well. The well encountered oil pay in the Kareem and Lower Rudeis sands. The well was completed in the Lower Rudeis formation placed on production at an initial rate of 800+ Bopd in early July.

The East Arta #3 exploration well was drilled, cased and completed as a Nukhul oil well in July. East Arta #3 encountered a thin sand section in the Nukhul on a separate structure approximately 2.4 kilometers northeast of East Arta #2. The well is being evaluated for frac stimulation.

The East Arta #4 exploration well is drilling below the Nukhul formation and is targeting to reach total depth in the Nubia formation next week. The well was drilled through the Nukhul formation, logged and cased prior to drilling the deep section of the well. It is thick Nukhul formation with an estimated 32 feet of net pay. An oil sample (20 degree API) was recovered on wireline. Following East Arta #4 the drilling rig will move back to the Arta field to drill step-out appraisals.

The Hana #23 well was drilled to a total depth of 7,127 feet and cased as a Kareem formation oil well. The well will be completed as a Kareem producer in August. Following Hana #23, the rig will move to Hoshia #9 to drill a dual target (Rudeis/Nukhul).

Fracture stimulations
During the first quarter, the Company successfully fracture stimulated the Nukhul formation in Arta #9 during February, followed by three additional fracs in mid-March at Arta #2, #4 and #8. The wells have been placed on production and the early production rates indicate they will stabilize in the 100-300 Bopd range per well which represents a more than tenfold increase over the pre-frac rates.

In June, TransGlobe successfully completed the first, multi-stage, horizontal (“Hz”) well stimulation in the Arab Republic of Egypt (“Egypt”) at Arta #12. The final stage of the 600,000 pound multi-stage frac was completed on June 17. The well was placed on production on June 23 at a rate of 300-400 Bopd. Based on continued high pumping fluid levels, the well is scheduled for a larger pump installation in Q3 following the current frac program. Arta #12 Hz was producing approximately 15 Bopd prior to the fracture stimulation. Following the Arta #12 Hz frac, the Arta #13 and Arta #1 vertical wells were frac’d and placed on production in late June.

Subsequent to the quarter, the Nukhul formation was frac’d in vertical wells at Arta #6, Arta #7 and Arta #14 during July with additional fracs planned for Hoshia #8, South Rahmi #3 and East Arta wells in August.

Total Arta field production has increased from an average of 130 Bopd in January 2010 to approximately 722 Bopd in the second quarter and 969 Bopd in July. The recent drilling and fracing program has now identified at least five Nukhul oil pools. The development of these pools as well as additional Nukhul exploration tests is expected to be the focus of future reserve additions in West Gharib.

Production
Production from West Gharib averaged 6,631 Bopd to TransGlobe during the second quarter, a 3% (217 Bopd) decrease from the previous quarter. Production was curtailed in June to 6,254 Bopd due to scheduled workovers and liner installations associated with the Arta frac program. Production averaged 7,255 Bopd to TransGlobe during July with the addition of the Arta wells and Hana West #9.

Quarterly West Gharib Production (Bopd)

	2010		2009
	Q-2	Q-1	Q-4	Q-3
Gross production rate	6,631	6,848	5,815	5,747
TransGlobe working interest	6,631	6,848	5,815	5,747
TransGlobe net (after royalties)	4,040	4,250	3,775	3,732
TransGlobe net (after royalties and tax)*	3,009	3,222	2,951	2,918

* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

Two wells were drilled during the quarter resulting in one oil well (Safwa NW #1) and one dry hole (Sahab #1).

The Sahab #1 well was drilled to a total depth of 8,638 feet and abandoned in late April.

The Safwa NW-1 well was drilled to a total depth of 4,440 feet and completed as a Bahariya oil well. A 30 foot net pay section was encountered in the Bahariya sandstones. A 14 foot interval was perforated and tested at a rate of 250 barrels of light, 34º API oil per day.

The Safwa NW-1 well is located 2.5 kilometers to the northwest of the Safwa #1 discovery well which tested 300 Bopd from the same formation. Safwa NW-1 was the fourth well and the second discovery in the exploration drilling program conducted by operator Vegas Oil & Gas SA (“Vegas”) in partnership with TransGlobe.

Subsequent to the quarter, the partners have discussed a new drilling program which could commence in August. Potentially two appraisal/exploration wells are planned for the Safwa structure which has Petroleum Initially in Place (“PIIP”) of 20.6 MMBbl. The third well is targeting the Nakhil prospect which has an estimated PIIP of 10.4 MMBbl could be added to the program. The Nakhil prospect is located approximately 8 kilometers southwest of Safwa #1. The PIIP numbers are based on in-house estimates using the respective probabilistic P-mean cases.

The East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt’s Western Desert, approximately 250 kilometers west of Cairo. East Ghazalat was awarded to Vegas Oil and Gas SA (Operator) on June 5, 2007 and reached the end of the first, three-year exploration period on June 5, 2010. Pursuant to the terms of the Concession agreement, 25% of the 858 km2 original concession was relinquished prior to entering the first, two-year extension period on June 6, 2010. All work commitments have been met for the first exploration period and the two extension periods.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration

TransGlobe plans to drill two exploration wells commencing in the fourth quarter, subject to rig availability and government approvals. The first two wells will test the Diwan and Selsella prospects.

The Company has mapped five prospects in the eastern extension of the Kom Ombo sub-basin where the Al Baraka oil field was discovered by Dana Gas. The following table is a summary of the current Nuqra prospects:

		Gross PIIP*
Name	Status	(MMBbl)
Diwan	Prospect	46.0
Selsella	Prospect	13.6
Raghama	Prospect	162.0
Dabud	Lead	37.2
W. Diwan	Lead	22.4

* Internally estimated PIIP using the probabilistic P-mean case.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration

No wells were drilled during the second quarter.

The joint venture partners approved two development wells for the Godah pool in 2010. Godah #11 commenced drilling on August 2, 2010. Godah #12 is scheduled for the fourth quarter.

Production
Production from Block 32 averaged 4,461 Bopd (616 Bopd to TransGlobe) during the quarter, representing a 10% decrease from the previous quarter primarily due to natural declines and down time for pump replacements at Tasour.

Production averaged approximately 4,388 Bopd (606 Bopd to TransGlobe) during July.

Quarterly Block 32 Production (Bopd)

	2010		2009
	Q-2	Q-1	Q-4	Q-3
Gross production rate	4,464	4,948	5,174	5,501
TransGlobe working interest	616	683	715	760
TransGlobe net (after royalties)	315	472	437	467
TransGlobe net (after royalties and tax)*	215	400	346	370

* Under the terms of the Block 32 Production Sharing Agreement (“PSA”), royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration

The Block 72 joint venture partnership entered the second, 30-month exploration period in January 2009 which carries a commitment of one exploration well.

The Block 72 joint venture partnership has entered into a farm-out agreement with TOTAL E&P Yemen who is the Operator of Block 10 in the Masila Basin, subject to approval by the Ministry of Oil and Minerals. Under the terms of the agreement, the Company will reduce its working interest from 33% to 20%. An exploration well targeting a fractured basement prospect on the northern portion of Block 72 is planned for the fourth quarter of 2010.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

An Nagyah #25 was drilled and completed as a producing Lam A oil well during the quarter. Subsequent to the quarter, drilling commenced at An Nagyah #4. An Nagyah #25 and #4 are re-entries of existing vertical wells to drill short radius horizontal laterals in the Lam A pool to improve production and reserve recoveries. The An Nagyah #25 Hz well was placed on production at an initial flowing rate of approximately 1,300 Bopd in mid-July.

Following An Nagyah #4, the rig is scheduled to drill a new development horizontal well at An Nagyah #29. In total six to eight horizontal wells are planned for the An Nagyah pool. In addition to An Nagyah development drilling program, two exploration wells (one on Block S-1 and one on Block 75) and a horizontal appraisal well in the Osaylan pool are planned.

It is expected that the Block S-1 exploration well (An Nagyah Basement) will be drilled late in the third quarter following An Nagyah #29. The An Nagyah Basement exploration well is targeting a separate Lam terrace adjacent to the producing An Nagyah field and a fractured Basement prospect under the main field. The well will be drilled vertically through the Lam formation and then directionally drilled at a high angle into the Basement structure. The well is targeting a gross PIIP of 21.2 MMBbl in the Lam prospect and 73.1 MMBbl in the fractured Basement prospect, based on internally generated estimates using the respective probabilistic P-mean case.

Production

Production from Block S-1 averaged 7,836 Bopd (1,959 Bopd to TransGlobe) during the second quarter, representing a 9% decline from the previous quarter, primarily due to increased associated gas production and gas injection capacity. Concurrent with the horizontal development drilling program, the operator is installing additional compression to increase gas injection capacity. It is expected the additional compression will be installed by the fourth quarter.

Production averaged approximately 6,136 Bopd (1,534 Bopd to TransGlobe) during July, due to compressor overhauls at the An Nagyah central production facility.

Quarterly Block S-1 Production (Bopd)

	2010		2009
	Q2	Q1	Q-4	Q-3
Gross field production rate	7,836	8,652	8,504	9,428
TransGlobe working interest	1,959	2,163	2,126	2,357
TransGlobe net (after royalties)	995	1,169	867	1,254
TransGlobe net (after royalties and tax)*	744	906	585	985

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well is planned as part of the Block S-1/75 drilling program. The Block 75 exploration well is currently scheduled for the first quarter of 2011.

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

August 5, 2010

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months and six months ended June 30, 2010 and 2009 and the audited financial statements and MD&A for the year ended December 31, 2009 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2010	2009	2010	2009
Cash flow from operating activities	15,627	15,052	19,881	22,941
Changes in non-cash working capital	1,400	(935)	16,219	(183)
Funds flow from operations	17,027	14,117	36,100	22,758

          Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

          Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East/North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010		2009				2008
($000s, except per share, price and
volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3

Average sales volumes (Bopd)	9,206	9,694	8,656	8,864	9,619	8,788	6,893	6,935
Average price ($/Bbl)	73.46	70.66	62.84	57.41	48.62	35.88	46.18	104.55
Oil sales	61,540	61,651	50,044	46,818	42,557	28,379	29,285	66,707
Oil sales, net of royalties and other	35,638	37,404	28,788	28,495	26,462	19,060	18,272	36,577
Cash flow from operating activities	15,627	4,254	12,594	1,264	15,052	7,889	11,252	20,652
Funds flow from operations*	17,027	19,073	9,703	12,603	14,117	8,641	6,134	16,775
Funds flow from operations per share
- Basic	0.26	0.29	0.15	0.19	0.22	0.14	0.10	0.28
- Diluted	0.25	0.29	0.15	0.19	0.22	0.14	0.10	0.27
Net income (loss)	9,438	11,598	2,516	(1,618)	(4,361)	(4,954)	7,640	24,790
Net income (loss) per share
- Basic	0.14	0.18	0.04	(0.02)	(0.07)	(0.08)	0.14	0.41
- Diluted	0.14	0.17	0.04	(0.02)	(0.07)	(0.08)	0.13	0.41

Total assets	263,345	248,446	228,882	228,964	229,658	238,145	228,238	234,501
Cash and cash equivalents	21,437	18,845	16,177	14,804	23,952	22,041	7,634	8,593
Total long-term debt, including current portion	49,977	49,888	49,799	52,686	52,551	57,347	57,230	57,127
Debt-to-funds flow ratio **	0.9	0.9	1.1	1.3	1.2	1.1	1.0	0.9

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.

During the second quarter of 2010, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.9 at June 30, 2010 (June 30, 2009 - 1.2);
  Funded capital programs entirely with funds flow from operations;
  Reported a 21% increase in funds flow from operations due to a 51% increase in commodity prices along with a 4% decrease in sales volumes compared to Q2-2009; and
  Reported net income in Q2-2010 of $9.4 million (Q2-2009 – $4.4 million net loss) mainly due to higher commodity prices in the quarter compared with the same period in 2009, along with lower depletion and depreciation expense.

2010 VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2009 net loss	(4,361)	(0.07)
Cash items
Volume variance	(2,599)	(0.01)	(60)
Price variance	21,582	0.31	495
Royalties	(9,807)	(0.14)	(225)
Expenses:
Operating	(1,046)	(0.02)	(24)
Realized derivative loss	52	-	1
Cash general and administrative	(627)	(0.01)	(14)
Current income taxes	(3,583)	(0.05)	(82)
Realized foreign exchange gain	(1,125)	(0.02)	(26)
Interest on long-term debt	88	-	2
Other income	(25)	-	(1)
Total cash items variance	2,910	0.06	66
Non-cash items
Unrealized derivative gain	3,740	0.05	86
Depletion and depreciation	7,077	0.10	162
Stock-based compensation	(44)	-	(1)
Amortization of deferred financing costs	116	-	3
Total non-cash items variance	10,889	0.15	250

Q2-2010 net income	9,438	0.14	316

Net income increased to $9.4 million in Q2-2010 compared to a loss of $4.4 million in Q2-2009, which was mostly due to a significant increase in commodity prices and an increased unrealized gain on derivative commodity contracts along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010		2009
	Q-2	Q-1	Q-4	Q-3	Q-2

Dated Brent average oil price ($/Bbl)	78.30	76.10	74.56	68.27	58.79
U.S./Canadian Dollar average exchange rate	1.028	1.016	1.056	1.098	1.167

The price of Dated Brent oil averaged 33% higher in Q2-2010 compared with Q2-2009. Global markets are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. TransGlobe’s management believes the Company is well positioned to take advantage of the improving economy due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Egypt - Oil sales	6,631	6,384	6,739	5,877
Yemen - Oil sales	2,575	3,235	2,710	3,329

Total Company - daily sales volumes	9,206	9,619	9,449	9,206

Netback

Consolidated

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	123,191	72.03	70,936	42.57
Royalties and other	50,149	29.32	25,414	15.25
Current taxes	17,834	10.43	8,805	5.28
Operating expenses	12,034	7.04	10,407	6.25

Netback	43,174	25.24	26,310	15.79

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,540	73.46	42,557	48.62
Royalties and other	25,902	30.92	16,095	18.39
Current taxes	9,214	11.00	5,631	6.43
Operating expenses	6,247	7.46	5,201	5.94

Netback	20,177	24.08	15,630	17.86

Egypt

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	85,125	69.79	40,926	38.47
Royalties and other	32,783	26.88	14,385	13.52
Current taxes	13,014	10.67	5,784	5.44
Operating expenses	7,487	6.14	5,454	5.13

Netback	31,841	26.10	15,303	14.38

Egypt (continued)

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	43,094	71.42	25,531	43.95
Royalties and other	16,839	27.91	9,009	15.51
Current taxes	6,701	11.11	3,588	6.18
Operating expenses	3,845	6.37	2,667	4.59

Netback	15,709	26.03	10,267	17.67

The netback per Bbl in Egypt increased 47% and 82% in the three and six months ended June 30, 2010, respectively, compared with the same periods of 2009, mainly as a result of oil prices increasing by 63% and 81%, respectively, partially offset by higher royalty and tax rates. The average selling price during the three months ended June 30, 2010 was $71.42/Bbl, which represents a gravity/quality adjustment of approximately $6.88/Bbl to the average Dated Brent oil price for the period of $78.30/Bbl.

Royalties and taxes as a percentage of revenue increased to 54% in the three and six months ended June 30, 2010, compared with 49% in the same period of 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses on a per Bbl basis for the three and six months ended June 30, 2010 increased 39% and 20%, respectively, compared with the same periods of 2009. This is mainly due to higher well service costs, fuel costs and labor costs in Egypt during the three and six month periods ended June 30, 2010 compared with the same periods in 2009.

Yemen

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	38,066	77.60	30,010	49.81
Royalties and other	17,366	35.40	11,029	18.30
Current taxes	4,820	9.83	3,021	5.01
Operating expenses	4,547	9.27	4,953	8.22

Netback	11,333	23.10	11,007	18.28

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	18,446	78.72	17,026	57.84
Royalties and other	9,063	38.68	7,086	24.07
Current taxes	2,513	10.72	2,043	6.94
Operating expenses	2,402	10.25	2,534	8.61

Netback	4,468	19.07	5,363	18.22

In Yemen, the netback per Bbl increased 5% and 26% in the three and six months ended June 30, 2010, respectively, compared with the same periods in 2009 primarily as a result of oil prices increasing by 36% and 56%, respectively, partially offset by higher royalty and tax rates.

Royalties and taxes as a percentage of revenue increased to 63% and 58% in the three and six months ended June 30, 2010, respectively, compared with 54% and 47%, respectively, in 2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis for the three and six months ended June 30, 2010 increased 19% and 13%, respectively, mostly due to lower volumes compared to the same periods in 2009.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program remained unchanged in Q2-2010, with no new hedging arrangements being entered into.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in the first six months of 2010 relates mostly to the purchase of a new financial floor derivative commodity contract for $0.4 million, compared with $0.7 million in realized gains for the same period in 2009 as a result of depressed oil prices in the first six months of last year. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts increased in value from a $0.5 million liability at December 31, 2009 to a $0.2 million asset at June 30, 2010, thus resulting in a $0.7 million unrealized gain on future derivative commodity contracts being recorded in the period.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2010	2009	2010	2009
Realized cash (loss) gain on commodity contracts*	(51)	(103)	(417)	668
Unrealized gain (loss) on commodity contracts**	362	(3,378)	706	(4,349)

Total derivative gain (loss) on commodity contracts	311	(3,481)	289	(3,681)

*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q2-2010, the derivative asset will be realized over the next year. However, a 10% decrease in Dated Brent oil prices would result in a $0.3 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.2 million. The following commodity contracts are outstanding at June 30, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

As at June 30, 2010, the total volumes hedged for the balance of 2010 are:

Six months
2010
Bbls	222,000
Bopd	1,207

At June 30, 2010, all of the derivative commodity contracts were classified as current assets.

Subsequent to June 30, 2010, TransGlobe bought out both financial collar derivative commodity contracts. Immediately subsequent to the buy-out, the following commodity contracts are outstanding:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

Immediately subsequent to the buy-out, the total volumes hedged for the balance of 2010 are:

Six months
2010
Bbls	180,000
Bopd	978

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,733	3.94	5,317	3.19
Stock-based compensation	911	0.53	970	0.58
Capitalized G&A and overhead recoveries	(1,225)	(0.72)	(1,418)	(0.85)

G&A (net)	6,419	3.75	4,869	2.92

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	3,297	3.94	2,418	2.76
Stock-based compensation	524	0.63	480	0.55
Capitalized G&A and overhead recoveries	(787)	(0.94)	(535)	(0.61)

G&A (net)	3,034	3.63	2,363	2.70

G&A expenses (net) increased 28% (34% on a per Bbl basis) and 32% (28% on a per Bbl basis) in the three and six months ended June 30, 2010, respectively, compared with the same periods in 2009 partly due to a strengthening Canadian dollar which accounted for approximately 48% and 52% of the increases, respectively, as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and office costs.

INTEREST ON LONG-TERM DEBT

Interest expense for the three and six months ended June 30, 2010 decreased to $0.5 million and $1.0 million, respectively (2009 - $0.7 million and $1.3 million, respectively). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three months ended June 30, 2010, the Company expensed $0.1 million of transaction costs (2009 - $0.2 million). The Company had $50.0 million of debt outstanding at June 30, 2010 (June 30, 2009 - $53.0 million). The long-term debt that was outstanding at June 30, 2010 bore interest at the Eurodollar rate plus three percent. The new Borrowing Base Facility, which was entered into subsequent to June 30, 2010 and replaces the long-term debt that was outstanding at June 30, 2010, will bear interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	10,718	8.79	21,403	20.12
Yemen	3,859	7.87	4,937	8.19
Corporate	104	-	92	-

	14,681	8.58	26,432	15.86

	Three Months Ended June 30
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,440	9.02	11,930	20.53
Yemen	1,845	7.87	2,436	8.28
Corporate	53	-	49	-

	7,338	8.76	14,415	16.47

In Egypt, DD&A decreased 56% on a per Bbl basis for both the three and six month periods ended June 30, 2010, due to significant increases to Proved reserves at year-end 2009.

In Yemen, DD&A decreased 5% and 4% on a per Bbl basis for the three and six months ended June 30, 2010, respectively, due to Proved reserve additions at year-end 2009.

In Egypt, unproven properties of $16.6 million (2009 - $9.7 million) relating to Nuqra ($8.1 million), West Gharib ($1.8 million) and East Ghazalat ($6.7 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, unproven property costs of $11.8 million (2009 - $9.1 million) relating to Block 72 and Block 75 were excluded from the costs, subject to DD&A in the quarter.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2010	2009
Egypt	26,197	12,932
Yemen	1,662	4,316
Corporate	74	158

Total	27,933	17,406

In Egypt, total capital expenditures in the first six months of 2010 were $26.2 million (2009 - $12.9 million). The Company drilled 13 wells, resulting in 11 oil wells (three at Hana, two at Arta, one at each of Hana West, Hoshia, North Hoshia, East Arta, and two at East Ghazalat), in addition to two dry holes at East Ghazalat.

In Yemen, total capital expenditures in 2010 were $1.7 million (2009 - $4.3 million). One oil development well was drilled in the first six months of 2010 at Block S-1.

OUTSTANDING SHARE DATA

As at June 30, 2010, the Company had 66,592,335 common shares issued and outstanding.

The Company received regulatory approval to purchase, from time-to-time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the six months ended June 30, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.9 times at June 30, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2010 and 2009:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2010	2009
Cash sourced
Funds flow from operations*	36,100	22,758
Exercise of options	5,744	80
Issuance of common shares, net of share issuance costs	-	15,127
	41,844	37,965
Cash used
Capital expenditures	27,933	17,406
Deferred financing costs	699	-
Repayment of long-term debt	-	5,000
	28,632	22,406
Net cash from operations	13,212	15,559
Changes in non-cash working capital	(7,952)	759
Increase in cash and cash equivalents	5,260	16,318
Cash and cash equivalents – beginning of period	16,177	7,634

Cash and cash equivalents – end of period	21,437	23,952

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2010 exploration and development program of $71.0 million ($43.0 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2010 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2010, the Company had working capital of $51.9 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency as at December 31, 2009 was primarily the result of the reclassification of long-term debt as a current liability. On July 22, 2010, the Company entered into a new Borrowing Base Facility. Therefore, as at June 30, 2010 the credit facility was classified as long-term which eliminated the working capital deficiency. While the reclassification of bank debt accounts for the majority of the increase in working capital, other increases to working capital in 2010 are the result of cash and cash equivalents increasing due to the collection of certain accounts receivable, and increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company entered into an insurance program on a portion of the receivable balance.

At June 30, 2010, TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement were set to become due September 25, 2010. Subsequent to June 30, 2010, the Company entered into a new five-year $100 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance is presented as a long-term liability on the consolidated balance sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility. As of June 30, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $0.7 million.

($000s)	June 30, 2010	December 31, 2009
Revolving Credit Agreement	50,000	53,000
Deferred financing costs	(23)	(201)
	49,977	49,799

Current portion of long-term debt (net of deferred financing costs)	-	49,799

Long-term debt (net of deferred financing costs)	49,977	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	22,017	22,017	-	-	-
Long-term debt:
Borrowing Base Facility	Yes-Liability	50,000	-	29,557	20,443	-
Office and equipment leases	No	10,954	1,509	2,880	1,872	4,693
Minimum work commitments[3]	No	7,876	2,923	4,953	-	-

Total		90,847	26,449	37,390	22,315	4,693

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at June 30, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

TransGlobe entered into a farm-out agreement and committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company completed drilling all three exploration wells during the six month period ended June 30, 2010. The Contractor (Joint Venture Partners) has entered the first, 24-month extension period. The financial and work commitments for the extension period were met in the prior period.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has accepted a farm-in proposal from TOTAL E&P Yemen. Subject to government approval, the Company will reduce its interest in the concession to 20%.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2010

The 2010 outlook provides information as to management’s expectation for results of operations for 2010. Readers are cautioned that the 2010 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2010 Outlook Highlights

  Production is expected to average between 10,000 and 10,500 Bopd (mid-point: 10,250), a 14% increase over the 2009 average production;
  Exploration and development capital budget increased to $71.0 million from $63.0 (allocated 84% to Egypt, 14% to Yemen and 2% to other) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the remainder of the year of $65.00/Bbl, funds flow from operations is expected to be $72.0 million for the year.

2010 Production Outlook

TransGlobe’s production guidance for 2010 is expected to average between 10,000 and 10,500 Bopd, representing a 14% increase over the 2009 average production of 8,980 Bopd. This target includes increased production from Hana, Hana West, Hoshia, Arta and East Arta in Egypt, and production from the development drilling program on Block S-1 in Yemen. Production from Egypt is expected to average approximately 7,550 Bopd during 2010, with the balance of approximately 2,700 Bopd coming from the Yemen properties.

Production Forecast
	2010 Guidance	2009 Actual	% Change*

Barrels of oil per day	10,000 – 10,500	8,980	14

* % growth based on mid-point of outlook.

2010 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and an average Dated Brent oil price of $65.00/Bbl for the remainder of the year.

2010 Funds Flow From Operations Outlook
($ million, except % change)	2010 Guidance	2009 Actual	% Change

Funds flow from operations*	72.0	45.1	60

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 60% in 2010. One of the key factors in the increased funds flow in 2010 is due to a better expected oil price differential to average Dated Brent benchmark price in Egypt. Price differentials to average Dated Brent in Egypt narrowed from 24% in 2009 to 10% in 2010. Variations in production and commodity prices during 2010 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl for the remainder of the year would increase anticipated funds flow by approximately $6.0 million to $78.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $4.0 million to $68.0 million for the year.

2010 Capital Budget	Six Months Ended
	June 30, 2010	2010
($ million)	Actual	Annual Budget
Egypt	26.2	60.0
Yemen	1.7	10.0
Corporate	0.1	1.0
Total	28.0	71.0

The 2010 capital program is split 64:36 between development and exploration, respectively. The Company plans to participate in 42 wells in 2010. It is anticipated the Company will fund its entire 2010 capital budget from funds flow and working capital. The Company designed its 2010 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. In Q2-2010, the Company increased its capital budget by $8.0 million with most of the increase coming in Egypt, which is partially offset by reduced spending in Yemen. The Company plans to increase its investment in Nuqra, East Ghazalat and West Gharib.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) International Financial Reporting Standards (“IFRS”)

On February 13, 2008 the Canadian Accounting Standards Board confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project was established and a steering committee and project team formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board of Directors. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The Company completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and is currently assessing the effects of adoption and finalizing its conversion plan. The Company determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform preliminary accounting assessments on less critical IFRS transition issues and has commenced analysis of IFRS financial statement presentation and disclosure requirements. These assessments will need to be further analyzed and evaluated throughout the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reliably determinable or estimable.

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company intends to utilize this exemption. The Company is also evaluating other first-time adoption exemptions and elections available upon initial transition that provide relief from retrospective application of IFRS.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first-time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policies is the disclosure section which includes the financial statement disclosure as required by IFRS. First-time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline has been developed, which also includes the development of a training plan. Furthermore, in the second half of 2010 the Company will continue to work on the development of processes and systems to ensure that IFRS comparative data is captured, and to position it for reporting under IFRS in 2011.

Additionally, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 and will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRANSGLOBE ENERGY CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

REVENUE
Oil sales, net of royalties and other	$35,638	$26,462	$73,042	$45,522
Derivative gain (loss) on commodity contracts (Note 12)	311	(3,481)	289	(3,681)
Other income	7	32	7	32
	35,956	23,013	73,338	41,873

EXPENSES
Operating	6,247	5,201	12,034	10,407
General and administrative	3,034	2,363	6,419	4,869
Foreign exchange loss (gain)	167	(958)	331	(654)
Interest on long-term debt	518	722	1,003	1,329
Depletion and depreciation (Note 3)	7,338	14,415	14,681	26,432
	17,304	21,743	34,468	42,383

Income (loss) before income taxes	18,652	1,270	38,870	(510)

Income taxes – current	9,214	5,631	17,834	8,805

NET INCOME (LOSS)	9,438	(4,361)	21,036	(9,315)

Retained earnings, beginning of period	91,611	83,476	80,013	88,430

RETAINED EARNINGS, END OF PERIOD	$101,049	$79,115	$101,049	$79,115

Net income (loss) per share (Note 10)
Basic	$0.14	$(0.07)	$0.32	$(0.15)
Diluted	$0.14	$(0.07)	$0.31	$(0.15)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

Net income (loss)	$9,438	$(4,361)	$21,036	$(9,315)
Other comprehensive income	-	-	-	-

COMPREHENSIVE INCOME (LOSS)	$9,438	$(4,361)	$21,036	$(9,315)

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2010	December 31, 2009

ASSETS
Current
Cash and cash equivalents	$21,437	$16,177
Accounts receivable	50,167	35,319
Derivative commodity contracts (Note 12)	193	-
Prepaids and other	2,120	1,909

	73,917	53,405

Deferred financing costs (Note 5)	699	-
Goodwill (Note 4)	8,180	8,180
Property and equipment (Note 3)	180,549	167,297

	$263,345	$228,882

LIABILITIES
Current
Accounts payable and accrued liabilities	$22,017	$14,879
Derivative commodity contracts (Note 12)	-	514
Current portion of long-term debt (Note 5)	-	49,799

	22,017	65,192

Long-term debt (Note 5)	49,977	-

	71,994	65,192

Commitments and contingencies (Note 13)

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	74,266	66,106
Contributed surplus (Note 8)	5,156	6,691
Accumulated other comprehensive income (Note 9)	10,880	10,880
Retained earnings	101,049	80,013

	191,351	163,690

	$263,345	$228,882

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson, Director	Fred J. Dyment, Director

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$9,438	$(4,361)	$21,036	$(9,315)
Adjustments for:
Depletion and depreciation	7,338	14,415	14,681	26,432
Amortization of deferred financing costs	89	205	178	322
Stock-based compensation (Note 7)	524	480	911	970
Unrealized (gain) loss on commodity contracts	(362)	3,378	(706)	4,349
Changes in non-cash working capital	(1,400)	935	(16,219)	183

	15,627	15,052	19,881	22,941

FINANCING
Repayments of long-term debt	-	(5,000)	-	(5,000)
Issue of common shares for cash (Note 6)	5,614	-	5,744	16,392
Issue costs for common shares (Note 6)	-	(19)	-	(1,185)
Deferred financing costs	(699)	-	(699)	-
Changes in non-cash working capital	-	207	-	(879)

	4,915	(4,812)	5,045	9,328

INVESTING
Exploration and development expenditures	(14,486)	(8,480)	(27,933)	(17,406)
Changes in non-cash working capital	(3,464)	151	8,267	1,455

	(17,950)	(8,329)	(19,666)	(15,951)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,592	1,911	5,260	16,318

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,845	22,041	16,177	7,634

CASH AND CASH EQUIVALENTS, END OF PERIOD	$21,437	$23,952	$21,437	$23,952

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$429	$517	$825	$1,007
Cash taxes paid	9,214	5,631	17,834	8,805
Cash is comprised of cash on hand and balances with banks	21,437	23,952	21,437	23,952
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2010 and December 31, 2009 and for the periods ended June 30, 2010 and 2009
(Unaudited - Expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”), as at June 30, 2010 and December 31, 2009 and for the three and six month periods ended June 30, 2010 and 2009, are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “Cdn. GAAP”) on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2009 except as outlined in Note 2. These interim consolidated financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year-ended December 31, 2009. In these interim consolidated financial statements, unless otherwise indicated, all dollars are in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

2. CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010, which is described in Note 7. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

3. PROPERTY AND EQUIPMENT

The Company capitalized general and administrative costs relating to exploration and development activities during the three and six months ended June 30, 2010 of $0.6 million and $1.0 million, respectively, in Egypt (2009 - $0.4 million and $1.2 million, respectively) and $0.1 million and $0.2 million, respectively, in Yemen (2009 - $0.1 million and $0.2 million, respectively).

Unproven property costs for the three months ended June 30, 2010 in the amount of $16.6 million in Egypt (2009 - $9.7 million) and $11.8 million in Yemen (2009 - $9.1 million) were excluded from costs subject to depletion and depreciation.

Future development costs for Proved reserves included in the depletion calculations for the three months ended June 30, 2010 totaled $2.1 million in Egypt (2009 – $1.9 million) and $11.5 million in Yemen (2009 – $11.0 million).

4. GOODWILL

Changes in the carrying amount of the Company’s goodwill, arising from acquisitions, are as follows:

	Six Months Ended	Year Ended
(000s)	June 30, 2010	December 31, 2009
Balance, beginning of period	$8,180	$8,180
Changes during the period	-	-

Balance, end of period	$8,180	$8,180

5. LONG-TERM DEBT

	As at	As at
(000s)	June 30, 2010	December 31, 2009
Revolving Credit Agreement	$50,000	$50,000
Deferred financing costs	(23)	(201)
	49,977	49,799

Current portion of long-term debt (net of deferred financing costs)	-	49,799

	$49,977	$-

As at June 30, 2010, the Company had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. The Revolving Credit Agreement was set to expire on September 25, 2010 and was secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bore interest at the Eurodollar Rate plus three percent. In the three and six months ended June 30, 2010, the average effective interest rate was 3.4% and 3.3% respectively (2009 – 4.6% and 4.4%, respectively).

Subsequent to June 30, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. The new credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. As of June 30, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $0.7 million. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the consolidated balance sheets. Repayments will be made on a semi-annual basis in order to reduce the amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of borrowing base assets as defined in the Borrowing Base Facility Agreement over the term of the facility as well as pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of June 30, 2010, are as follows:

(000s)
2010	-
2011	-
2012	$10,876
2013	18,681
2014	14,626
Thereafter	5,817

6. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	65,399	$66,106	59,500	$50,532
Share issuance	-	-	5,798	16,312
Stock options exercised	1,194	5,744	101	266
Stock options surrendered for cash payments	-	-	-	(13)
Stock-based compensation on exercise	-	2,416	-	213
Share issue costs	-	-	-	(1,204)

Balance, end of period	66,593	$74,266	65,399	$66,106

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid which commenced September 7, 2009 and will terminate September 6, 2010. During the three and six month period ended June 30, 2010, the Company did not repurchase any common shares. During the year-ended December 31, 2009, the Company did not repurchase and cancel any common shares.

7. STOCK OPTION PLAN

Stock option plan

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options vest one-third on each of the first, second and third anniversaries of the grant date. Options granted expire five years after the grant date.

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	5,478	4.12	5,600	4.20
Granted	1,220	6.78	815	3.45
Exercised	(1,194)	4.95	(101)	2.92
Exercised for cash	-	-	(80)	3.26
Forfeited	(575)	4.04	(756)	3.91

Options outstanding, end of period	4,929	4.59	5,478	4.12

Options exercisable, end of period	1,503	4.54	2,335	4.72

Stock–based compensation

Compensation expense of $0.5 million and $0.9 million has been recorded in general and administrative expenses in the Consolidated Statements of Income (Loss) and Retained Earnings for the three and six months ended June 30, 2010 (June 30, 2009 - $0.5 million and $1.0 million, respectively). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted-average fair value of options granted during 2010 and the assumptions used in their determination are as follows:

2010
Weighted-average fair market value per option (C$)	2.86
Risk free interest rate (%)	2.77
Expected life (years)	5
Expected volatility (%)	48.43
Dividend per share	0.00
Expected forfeiture rate (non-executive employees) (%)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	0%/10%/20%/30%/40%

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead the units are settled in cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date.

Six Months Ended
June 30, 2010
Weighted-
	Number	Average
	of	Exercise
(000s, except per share amounts)	Units	Price (C$)
Outstanding, beginning of period	-	-
Granted	150	6.61
Exercised	-	-
Forfeited	-	-

Outstanding, end of period	150	6.61

Exercisable, end of period	-	-

The mark-to-market liability for the share appreciation rights plan as at June 30, 2010 was included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

8. CONTRIBUTED SURPLUS

	Six Months Ended	Year Ended
(000s)	June 30, 2010	December 31, 2009
Contributed surplus, beginning of period	$6,691	$4,893
Stock-based compensation expense	881	2,011
Transfer to common shares on exercise of options	(2,416)	(213)

Contributed surplus, end of period	$5,156	$6,691

9. ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Six Months Ended	Year Ended
(000s)	June 30, 2010	December 31, 2009
Accumulated other comprehensive income, beginning of period	$10,880	$10,880
Other comprehensive income	-	-

Accumulated other comprehensive income, end of period	$10,880	$10,880

10. PER SHARE AMOUNTS

In calculating the net income (loss) per share, basic and diluted, the following weighted-average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2010	2009	2010	2009
Weighted-average number of shares outstanding	66,031	65,328	65,733	63,259
Dilutive effect of stock options	2,491	-	2,147	-

Weighted-average number of diluted shares outstanding	68,522	65,328	67,880	63,529

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the three and six month periods ended June 30, 2010, the Company excluded 144,000 and 1,166,400 options, respectively, as their exercise price was greater than the average common share market price in this period. In calculating the weighted-average number of diluted common shares outstanding for the three and six month periods ended June 30, 2009, the Company excluded all stock options outstanding because there was a net loss in these periods.

11. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above-stated criteria, funds flow from operations is defined as the net income or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation, and non-cash derivative (gain) loss on commodity contracts. Funds flow from operations is a non-GAAP measure and may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	June 30, 2010	December 31, 2009
Shareholders’ equity	$191,351	$163,690
Long-term debt, including the current portion (net of unamortized transaction costs)	49,977	49,799
Cash and cash equivalents	(21,437)	(16,177)

Total capital	$219,891	$197,312

The Company’s debt-to-funds flow ratio is computed as follows:

	12 Months Trailing
(000s)	June 30, 2010	December 31, 2009
Long-term debt, including the current portion (net of unamortized transaction costs)	$49,977	$49,799

Cash flow from operating activities	$33,739	$36,799
Changes in non-cash working capital	24,667	8,265
Funds flow from operations	$58,406	$45,064

Ratio	0.9	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in the Revolving Credit Agreement that existed as at June 30, 2010. The key financial covenants are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations, EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized derivative losses on commodity contracts and stock based compensation expense.
  Indebtedness to EBITDAX is less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2010.

The new Borrowing Base Facility entered into subsequent to June 30, 2010 (see Note 5) will also subject the Company to certain financial covenants. The key financial covenants on the new Borrowing Base Facility are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as assets held for trading and its derivative commodity contracts as financial assets or liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

(000s)	June 30, 2010
Classification	Carrying Value	Fair Value
Financial assets held-for-trading	$21,630	$21,630
Loans and receivables	50,167	50,167
Other liabilities	71,994	72,017

Assets and liabilities at June 30, 2010 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and risk management contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1 and risk management contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Credit Risk
Credit risk is the risk of loss if the counter parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit and an insurance program on a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at June 30, 2010
Neither impaired nor past due	$19,301
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	7,629
31-60 days	7,258
61-90 days	6,598
Over 90 days	9,381

In Egypt, the Company sold all of its 2010 production to one purchaser. In Yemen, the Company sold all of its 2010 Block 32 production to one purchaser and all of its 2010 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contracts are outstanding at June 30, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices on the derivative commodity contracts would decrease the net income by $0.2 million for the three and six months ended June 30, 2010. The effect of a 10% decrease in commodity prices on the derivative commodity contracts would increase the net income, for the three and six months ended June 30, 2010, by $0.3 million.

Subsequent to June 30, 2010, TransGlobe bought out both financial collar derivative commodity contracts. Immediately subsequent to the buy-out, the following commodity contracts are outstanding:

			Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2010-December 31, 2010	10,000 Bbls/month	Financial Floor	$60.00
July 1, 2010-December 31, 2010	20,000 Bbls/month	Financial Floor	$65.00

b) Foreign Currency Exchange Risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net income for the three and six months ended June 30, 2010 of approximately $0.3 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net income by said amount for the same periods. The Company does not utilize derivative instruments to manage this risk.

c) Interest Rate Risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three and six months ended June 30, 2010, by $0.1 million and $0.3 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three and six months ended June 30, 2010, by $0.1 million and $0.3 million, respectively.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and Proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2010:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$22,017	$22,017	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	50,000	-	29,557	20,443	-
Office and equipment leases	No	10,954	1,509	2,880	1,872	4,693
Minimum work commitments[3]	No	7,876	2,923	4,953	-	-
Total		$90,847	$26,449	$37,390	$22,315	$4,693

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2010 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, in addition to the Company’s capital programs.

The existing banking arrangement at June 30, 2010 consists of a Revolving Credit Facility of $60.0 million of which $50.0 million was drawn. Subsequent to June 30, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the existing credit facility (see Note 5).

13. COMMITMENTS AND CONTINGENCIES

The Company is subject to certain office and equipment leases (Note 12).

TransGlobe entered into a farm-out agreement and committed to pay 100% of three exploration wells to a maximum of $9.0 million to earn a 50% working interest in the East Ghazalat Concession in the Western Desert of Egypt, subject to the approval of the Egyptian Government. The Company completed drilling all three exploration wells during the six month period ended June 30, 2010. The Contractor (Joint Venture Partners) has entered the first, 24-month extension period. These financial and work commitments for the extension period were met in the prior period.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has accepted a farm-in proposal from TOTAL E&P Yemen. Subject to government approval, the Company will reduce its interest in the concession to 20%.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2009, no additional fees are due in 2010.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

14. SEGMENTED INFORMATION

	Egypt		Yemen		Total
	Six Months Ended June 30
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$52,342	$26,541	$20,700	$18,981	$73,042	$45,522

Segmented expenses
Operating	7,487	5,454	4,547	4,953	12,034	10,407
Depletion and depreciation	10,718	21,403	3,859	4,937	14,577	26,340
Income taxes	13,014	5,784	4,820	3,021	17,834	8,805

Total segmented expenses	31,219	32,641	13,226	12,911	44,445	45,552

Segmented income (loss)	$21,123	$(6,100)	$7,474	$6,070	$28,597	$(30)

Non-segmented expenses
Derivative loss (gain) on commodity contracts (Note 12a)					(289)	3,681
General and administrative					6,419	4,869
Interest on long-term debt					1,003	1,329
Depreciation					104	92
Foreign exchange loss (gain)					331	(654)
Other income					(7)	(32)

Total non-segmented expenses					7,561	9,285

Net income (loss)					$21,036	$(9,315)

Capital expenditures
Exploration and development	$26,197	$12,932	$1,662	$4,316	$27,859	$17,248
Corporate					74	158

Total capital expenditures					$27,933	$17,406

	Egypt		Yemen		Total
	Three Months Ended June 30
(000s)	2010	2009	2010	2009	2010	2009
Revenue
Oil sales, net of royalties and other	$26,255	$16,522	$9,383	$9,940	$35,638	$26,462

Segmented expenses
Operating	3,845	2,667	2,402	2,534	6,247	5,201
Depletion and depreciation	5,440	11,930	1,845	2,436	7,285	14,366
Income taxes	6,701	3,588	2,513	2,043	9,214	5,631

Total segmented expenses	15,986	18,185	6,760	7,013	22,746	25,198

Segmented income (loss)	$10,269	$(1,663)	$2,623	$2,927	$12,892	$1,264

Non-segmented expenses
Derivative loss (gain) on commodity contracts (Note 12a)					(311)	3,481
General and administrative					3,034	2,363
Interest on long-term debt					518	722
Depreciation					53	49
Foreign exchange loss (gain)					167	(958)
Other income					(7)	(32)

Total non-segmented expenses					3,454	5,625

Net income (loss)					$9,438	$(4,361)

Capital expenditures
Exploration and development	$13,483	$5,623	$983	$2,771	$14,466	$8,394
Corporate					20	86

Total capital expenditures					$14,486	$8,480

	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
	2010	2009	2010	2009	2010	2009
Property and equipment	$134,548	$119,079	$45,298	$47,486	$179,846	$166,565
Goodwill	8,180	8,180	-	-	8,180	8,180
Other	51,007	41,347	11,096	5,877	62,103	47,224
Segmented assets	$193,735	$168,606	$56,394	$53,363	250,129	221,969
Non-segmented assets					13,216	6,913

Total assets					$263,345	$228,882

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com